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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.            )

DUCKWALL-ALCO STORES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

(Title of Class of Securities)

264142100

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

SEC 1746 (11-03)

CUSIP No 264142100	Page 2 of 13 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Strongbow Capital, Ltd. None

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 388,610 9. Sole Dispositive Power 0 10. Shared Dispositive Power 388,610

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,610

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person CO

CUSIP No 264142100	Pages 3 of 13 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Strongbow Capital Management, Ltd. None

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 388,610 9. Sole Dispositive Power 0 10. Shared Dispositive Power 388,610

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,610

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person CO

CUSIP No 264142100	Pages 4 of 13 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Raymond A.D. French

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Republic of Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 388,610 9. Sole Dispositive Power 0 10. Shared Dispositive Power 388,610

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 388,610

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 9.0%

14.	Type of Reporting Person IN

CUSIP No 264142100	Page 5 of 13 Pages

This Schedule 13D (the “Schedule 13D”) is filed on April 16, 2004 with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A.D. French.

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to the common stock $.0001 par value (“Common Stock”) of Duckwall-ALCO Stores, Inc., a Kansas corporation. (“Duckwall” or the “Company”). The principal offices of Duckwall are located 401 Cottage Street, Abiline, KS 67410.

Item 2.	Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd. and Raymond A.D. French., who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I.	Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities. Strongbow is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Ogier Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as the investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Raymond A.D. French is a citizen of Ireland whose residence is Delaporte Point, TH3, Box CBI3016, Nassau, Bahamas. Raymond A.D. French is a company director. Raymond A.D. French is Chairman of SCM and is the controlling person of SCM.

II.	Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and residences of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

Raymond J.R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

CUSIP No 264142100	Page 6 of 13 Pages

SCM has no executive officers. The names, present principal occupations and residences of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Irish

Raymond J.R. French	Company Director	Cronk-Y-Chree Smeale Andreas Isle of Man IM7 3ED British Isles.	Irish

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No 264142100	Page 7 of 13 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Strongbow used working capital to fund the purchases of 180,000 shares of Common Stock of Duckwall on April 6th, 2004 which purchase necessitated the filing of this Schedule 13D. The amount of funds used to fund such purchase was $2,340,000.

Item 4.	Purpose of Transaction.

Strongbow currently beneficially owns 9.0% of the Company’s outstanding Common Stock and, based on current publicly available information, is the third largest shareholder of the Company. Strongbow has been a shareholder since 24 July 2003.

The Filing Parties acquired the Common Stock beneficially owned by them for investment purposes. Depending on overall market conditions, other investment opportunities available to them, and the availability of Common Stock at prices they find attractive, the Filing Parties may seek to increase their investment in the Company through, among other things, the purchase of Common Stock on the open market or in private transactions on such terms and at such times as the Filing Parties find desirable.

The Filing Parties believe that the Company’s current stock market valuation, measured by its market price/book value (P/B) ratio (defined as the current stock price divided by Stockholders’ equity per share), is substantially below the level of other comparable companies in its industry group1, primarily because of the Company’s sub-par Return on Equity (or ROE, defined as Net earnings divided by Stockholders’ equity at the beginning of the year). In the Filing Parties’ opinion, the Company should seek to improve its ROE, and indirectly increase its stock market valuation, by increasing sales per square foot in its stores and reducing the Company’s Selling, general and administrative (“S,G&A”) expenses.

The Filing Parties believe that the P/B ratio is the best measure of how the Company’s stock market valuation compares to the stock market valuation of other similar companies. The Company’s current P/B ratio is 0.58, compared to an average of 2.99 for other comparable companies in its industry group.

The Filing Parties believe that the Company’s low ROE is the principal explanation for its low P/B ratio. Consistent with financial theory, the Filing Parties believe that among comparable companies in the Company’s industry group there is a close relationship between the level of ROE generated and the P/B ratio at which their respective stocks trade. As would be expected, generally speaking, the higher is their sustainable ROE, the higher is the P/B ratio awarded to their stock by the market.

In fiscal 2004, the Company generated an ROE of 6.4% (with an average annual ROE of 5.9% over the last five fiscal years); compared to an average of 17.3% in the most recent fiscal year for other comparable companies in its industry group. This far-below-average return on equity capital has resulted in the Company’s stock being valued by the market at a similarly far-below-average P/B ratio. The Filing Parties believe both that the Company’s ROE must improve if the P/B ratio at which its stock trades is to increase, and that the Company’s operating leverage offers the opportunity to significantly improve its ROE through relatively small increases in its sales and/or reductions in its S,G&A expenses. The Filing Parties believe that, if achieved and sustained, a higher ROE could result in significant gains for shareholders.

The Filing Parties believe that the Company’s sales per square foot (estimated by the Filing Parties at $102 per square foot in 2004) is substantially below the average level of other comparable companies in its industry group. Given the Company’s operating leverage, any improvements in sales per square foot could be very significant to the Company’s profitability. For example, with total square footage of approximately 4.2 million square feet, and assuming the Company’s current Gross margin (defined as Gross profit divided by Net sales) of 33.1%, an improvement in sales of just $3 per square foot (or approximately 3%) would add over $4.0 million to the Company’s Operating Income (note that the Company’s total Operating Income for fiscal year 2004 was $10.6 million). The Filing Parties believe that this degree of operating leverage offers the Company a very significant opportunity to add greatly to shareholder value through improvement in sales per square foot.

1	The following publicly traded retailers have been identified by the Filing Parties as other comparable companies in the Company’s industry group: Dollar General Corp., Dollar Tree Stores Inc., Family Dollar Stores Inc., Fred’s Inc., and ShopKo Stores Inc. The Filing Parties compiled this list of other comparable companies in the Company’s industry group, based on a search (including a conversation with the Company’s CFO) for publicly traded companies involved in businesses similar to the Company’s. While the firms on the list of comparable companies in the Company’s industry group are all substantially larger than the Company, the Filing Parties did not include Target Corp. and Wal-Mart Stores Inc on the list because they are many times larger than the Company.

CUSIP No 264142100	Page 8 of 13 Pages

Further, between fiscal 1998 and 2004, while Gross profit increased at a compound annual growth rate (“CAGR”) of 4.5%, the Company’s S,G&A expenses grew at a CAGR of 5.8%. This has meant that the Company’s Operating margin (defined as Operating income from continuing operations divided by Net sales) has fallen from 4.9% to 2.4%. Importantly, this deterioration occurred over a period in which Gross margin held steady and Gross profit increased from $110.3 million to $143.6 million—unfortunately, this positive growth was more than offset by the growth in S,G&A expenses over the same period, which increased from $89.7 million to $125.7 million. The Filing Parties believe that if the annual rate of growth in S,G&A expenses continues to be greater than the annual rate of growth in Gross profit, this is likely to put continuing downward pressure on both the Company’s Operating margin and its ROE. However, as in the case of improved revenues, the Reporting Persons believe that the potential positive effect on Net earnings of reductions in S,G&A expenses would also be magnified by the Company’s operating leverage. For example, if the Company’s S,G&A expense had been just 1% lower than its actual figure in fiscal 2004, this would have equated to savings of $1.26 million—this 1% S,G&A expense saving alone would have caused Operating income from continuing operations to be 11.9% higher than what was actually achieved, and even assuming a 36% tax rate, would have added over $800,000 to Net Income (or over 18 cents to EPS).

As the above figures demonstrate, small improvements in the Company’s operating efficiency could lead to significantly higher Net income and ROE. The Filing Parties believe that the combination of slightly higher sales per square foot and slightly lower S,G&A expenses would produce particularly positive results. For example, a reduction in the Company’s annual S,G&A expense of 1%, combined with an increase in Sales of $3 per square foot (approximately a 3% increase), could increase Earnings before tax by over $5.0 million. If achieved in fiscal 2004, and all else equal, these improvements would have resulted in Earnings before tax being 54% higher than was actually achieved. Further, even assuming a higher-than-actual 36% tax rate, they would have resulted in total Net earnings of approximately $9.2 million (or $2.17 per share). Further, given that the Company began fiscal year 2004 with $102.11 million of Stockholders equity, this level of profitability would have equated to an ROE of 9.0%. The Filing Parties believe that, if sustained, this level of ROE would earn the stock a significantly higher P/B ratio. Again, if the stock were trading at just 1.0 times its current book value, it would be trading at $25.39 (note that this price would equate to a P/E multiple of 11.7, had the Company earned $2.17 per share, as described above).

The Filing Parties believe that the Company’s ROE needs to rise to at least 8-10% if the stock is to consistently trade close to its book value. However, should the Company improve its performance so that it generates an ROE of 10-15%, the Filing Parties believe that the stock could trade at significantly higher than its book value.

The Filing Parties believe that the Company faces three alternative routes going forward. The first is for the Company to remain independent while aggressively working to improve its ROE—and thereby earn a higher P/B ratio for its stock. Secondly, the Company could seek to sell itself to a third party at a premium-to-market price. Thirdly, the Company could continue on its current path, generating a mid-single digit percentage ROE. In the opinion of the Filing Parties, a continuation of the third alternative will result in the Company’s stock continuing to trade at significantly below both its book value and its potential value. As large stockholders, the Filing Parties would prefer to see the Company’s management strive to achieve the first alternative—they believe that, if achieved, this alternative offers the greatest potential upside for shareholders. In the event that the first alternative is not achievable by the Company’s current management, the Filing Parties believe that serious consideration should be given to exploring the second alternative. Given that the Company has a total entity value (defined as stock market valuation, plus debt and capital leases, less cash) of $72.1 million, and last year (fiscal 2004) generated EBITDA of $17.84 million, the Company is currently valued by the market at just 4.0 times trailing EBITDA. In addition, the Filing Parties believe that EBITDA could be significantly higher to a buyer able to eliminate most of the Company’s head office expenses.

CUSIP No 264142100	Page 9 of 13 Pages

Lastly, in addition to the above points relating to operating performance, the Filing Parties believe that there are a number of simple and inexpensive ways in which the Company’s management could gain more exposure for the Company’s stock among potential new investors. Firstly, the Filing Parties urge the Company’s management to begin to do quarterly investor conference calls to discuss quarterly financial performance and to answer shareholder/analyst questions. Instituting such calls would, in their opinion, send a very positive signal to the market by demonstrating the Company’s open, candid and shareholder-friendly philosophy. In addition, the Filing Parties believe that there are a number of very highly respected value investors who are major shareholders in the Company whose questions and other input on such calls could be highly beneficial to the Company. Secondly, the Filing Parties note that the Company is not included in Value Line’s Small and Mid Cap Edition. Inclusion in such widely read publications could encourage new shareholders to buy the stock and improve its liquidity.

The Filing Parties may communicate with management, the Board of Directors and other shareholders on these and other matters relating to the Company, including but not limited to communicating with these groups regarding the financial underperformance by the Company over the last several years and methods to improve the Company’s future financial performance and the Company’s value to its shareholders, including by way of its generating of a higher ROE or by a sale of the Company.

Except as discussed above, the Filing Parties otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on April 15, 2004:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[1]
Strongbow	388,610	9.0%

SCM	388,610	9.0%

Raymond A.D. French	388,610	9.0%

(b) Strongbow has shared power to dispose or direct the disposition of 388,610 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 388,610 shares of Common Stock.

Raymond A.D. French has shared power to dispose or to direct the disposition of 388,610 shares of Common Stock.

[1]	Computed on the basis of 4,299,816 shares of Common Stock outstanding as of December 31, 2003 as specified in the Current Report on Form 8-K of the Company, filed with the SEC on March 24, 2004.

CUSIP No 264142100	Page 10 of 13 Pages

(c) The following table sets forth transactions with respect to the Shares during the past 60 days or since the filing of the Schedule 13D by the Filing Parties. Set forth below are the transaction date, average price per share and number of shares traded. The transaction set forth below was a negotiated private purchase.

Strongbow

NO. OF SHARES	DATE	AVERAGE PRICE PER SHARE
180,000	4/6/04	$13.00

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Filing Parties, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7.	Material to be filed as Exhibits.

1.	Joint Filing Agreement, dated April 16, 2004.

CUSIP No 264142100	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2004

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A.D. French

Raymond A.D. French Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A.D. French

Raymond A.D. French Director

RAYMOND A.D. FRENCH

By:	/s/ Raymond A.D. French

CUSIP No 264142100	Page 12 of 13 Pages

Exhibit Index

1.	Joint Filing Agreement, dated April 16, 2004.